Exhibit 4.1

TRUEBLUE, INC.

EQUITY RETAINER AND DEFERRED COMPENSATION PLAN

FOR

NON-EMPLOYEE DIRECTORS

(Approved December 9, 2009 Effective January 1, 2010)

1. Purpose.

The purpose of the TrueBlue, Inc. Equity Retainer and Deferred Compensation Plan for Non-Employee Directors (the “Plan”) is to further the long-term growth of TrueBlue, Inc. (the “Company”) by allowing the non-employee directors of the Company the opportunity to defer certain compensation, keeping their financial interests aligned with the Company, and providing them with a long-term incentive to continue providing services to the Company.

This Plan is intended to comply with section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and official guidance issued thereunder. Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated and administered in a manner consistent with this intention.

2. Effective Date.

The Plan is effective January 1, 2010 (the “Effective Date”).

3. Definitions.

In addition to the terms defined above, the following terms shall have the meanings indicated below.

Account – means a bookkeeping account established by the Company for each Participant electing to defer Eligible Compensation under the Plan, which may include sub-accounts for amounts payable at different times and/or payable in different forms.

Affiliate – means any corporation or other entity that is treated as a single employer with the Company under Code section 414.

Board – means the Board of Directors of the Company

Cash Retainer – means the amount of annual retainer payable in cash for service on the Board, including any annual retainer payable for service as a chair or member of any Board committee, Chairman of the Board or Lead Independent Director.

Common Stock – means the Common Stock, no par value, of the Company.

Company Stock Plan – means the Company’s 2005 Long-Term Equity Incentive Plan and any successor plan thereto which authorizes grants of stock awards or options to non-employee Directors of the Company.

Director – means a member of the Board who is not an officer or employee of the Company or any Affiliate.

Eligible Compensation – means both the Cash Retainer and Equity Retainer.

Equity Retainer – means the amount of annual retainer payable in Common Stock for service on the Board, including any annual retainer payable for service as a chair or member of any Board committee, Chairman of the Board or Lead Independent Director.

EVP – means the Executive Vice President and General Counsel of the Company or such other executive of the Company as the Plan Administrator shall designate.

New Director – means a Director who was not eligible to participate in the Plan (or any other plan sponsored by the Company or any Affiliate that is required to be aggregated with the Plan under Code section 409A and the Treasury regulations thereunder) at any time within the 24-month period ending on the date the individual became a Director.

Open Enrollment – means the period during each Plan Year when Directors may elect to defer amounts under the Plan. Open Enrollment shall normally be held during the month of December of each Plan Year for elections to be made with respect to Eligible Compensation earned in the succeeding Plan Year.

Participant – means a Director who elects to defer Eligible Compensation under the Plan.

Plan Administrator – means the Corporate Governance and Nominating Committee of the Board, or its delegate or delegates appointed to administer the Plan.

Plan Year – means the 12-month period from January 1 to December 31.

Separation from Service – means a “separation from service” with the Company and its Affiliates within the meaning of Code section 409A.

Stock Awards – means shares of Common Stock granted pursuant to the Company Stock Plan.

Stock Options – means non-statutory stock options granted pursuant to the Company Stock Plan.

4. Participation.

4.1 A Director becomes a Participant in the Plan on the date he or she first enrolls in the Plan by electing to defer Eligible Compensation in accordance with Section 5.1(c).

4.2 A Director who has been a Participant under the Plan will cease to be a Participant on the date his or her Account is fully distributed.

5. Participant Accounts.

5.1 Elections to Defer Eligible Compensation.

(a) Conversion Elections. A Director may make an irrevocable election to convert up to 100% of his or her Cash Retainer to an Equity Retainer and then further elect to receive up to 50% of the Equity Retainer (including both the standard Equity Retainer and any converted Cash Retainer) in the form of Stock Options (“Conversion Elections”). The balance of the Equity Retainer, consisting of the standard Equity Retainer as well as any amounts elected to be converted from Cash Retainer to Equity Retainer that is not elected to be received as a Stock Option, will be granted in the form of a Stock Award.

(b) Deferral Election. A Director may make an irrevocable election to defer all or part of the Stock Award portion of his or her Equity Retainer (“Deferral Election”).

(c) Time and Manner of Making an Elections.

(i) A Director may make either Conversion or Deferral Elections or both elections during the Open Enrollment period that occurs in the Plan Year preceding the Plan Year in which the Eligible Compensation is earned.

(ii) In addition to Open Enrollment elections under Section 5.1(c)(i), a New Director may make either Conversion or Deferral Elections or both elections, provided such election or elections are made prior to the effective date as of which he or she becomes a New Director.

(iii) All elections shall be made in accordance with procedures established by the Plan Administrator.

Conversion and Deferral Elections shall only apply to the Eligible Compensation earned in the Plan Year for which the election is made, and once made shall be irrevocable for such Plan Year. If a Participant with a current election in place for a Plan Year wants to convert part or all of his Cash Retainer to an Equity Retainer or part of his Equity Retainer to Stock Options that will be earned in a subsequent Plan Year, or wants to defer receipt of a Stock Award that will be earned in a subsequent Plan Year, the Director must complete a new election or elections during the Open Enrollment for such subsequent Plan Year.

5.2 Crediting of Deferrals. Eligible Compensation deferred by a Participant under the Plan shall be credited to the Participant’s Account as soon as practicable after the amounts would have otherwise been paid to or received by the Participant, but in no event sooner than the second trading day after the next quarterly earnings release if officers and directors are then subject to restrictions on trading. Amounts credited to a Participant’s Account shall be deemed immediately invested in shares of Common Stock (calculated to one one-thousandth of a share). Any dividends which would have been received had such amount actually been invested in shares of Common Stock will also be credited to the Participant’s Account and deemed immediately invested in additional shares of Common Stock (calculated to one one-thousandth of a share). Nothing in this Section or otherwise in the Plan, however, will require the Company to actually invest any amounts credited to a Participant’s Account in shares of Common Stock or otherwise. The Participant shall not be considered the owner of any shares of Common Stock credited to or held (or deemed held) in his or her Account,

5.3 Terms and Conditions. It is the intent that the terms and conditions of Stocks Awards and Stock Options granted to Directors shall be substantially the same as those granted by the Company to executive officers of the Company; provided that the Board shall have the right to issue Stock Awards and Stock Options with terms that differ from those granted to executive officers including without limitation: (i) Stock Awards, Stock Options and a Participant’s interest in an Account shall be fully vested at all times; and (ii) Participants shall not be required to exercise Stock Options within ninety (90) days of Separation from Service with the Board.

5.4 Adjustments upon Changes in Capitalization. If any change is made to the shares of Common Stock without the Company’s receipt of consideration, appropriate adjustments shall be made to the number and/or class of securities credited to a Participant’s Account under the Plan in the same manner and to the same extent that adjustments are made to the maximum number and/or class of securities issuable under the Company Stock Plan.

6. Distribution of Account Balances.

6.1 Distribution Form.

(a) In the event a Participant elects to have the distribution of a deferred amount (and any dividends thereon) commence on the ninetieth (90th) day following the date of his or her Separation from Service pursuant to Section 6.2, the Participant may elect to have the deferred amount (and any dividends thereon) distributed in a lump sum payment or in annual installments over a period of up to five (5) years. Such election to take the distribution in a lump sum or in annual installments (and, if the latter, the number of installments to be paid) must be made at the time of making a Deferral Election under Section 5.1.

(b) In the event a Participant fails to specify the form in which a deferred amount (and any dividends thereon) will be distributed at the time of making a deferral election under Section 5.1 the Participant shall receive such deferred amount (and any dividends thereon) in a lump sum payment.

(c) Distribution of a Participant’s deferred amount (and any dividends thereon) shall be made in Common Stock; provided, however, any fractional shares of Common Stock attributable to such deferred amount (and any dividends thereon) shall be paid in cash.

(d) An election regarding the form and timing of payment of a deferred amount applies only to the amount deferred (and any dividends thereon) for the Plan Year to which the Deferral Election applies. Thus an amount that was deferred (and any dividends thereon) in one Plan Year can be paid in a different form and at a different time from the amount that was deferred (and any dividends thereon) in a different Plan Year.

6.2 Distribution Time.

(a) A Participant may elect to have the distribution of a deferred amount (and any dividends thereon) commence on the ninetieth (90th) day following: (i) the date of the Participant’s Separation from Service; or (ii) the first, second, third, fourth or fifth anniversary of the Participant’s Separation from Service.

(b) A Participant must elect the date on which distributions will commence at the time of making an annual Deferral Election under Section 5.1. In the event a Participant fails to elect the date on which a distribution will commence at the time of making an annual deferral election under Section 5.1, the Participant shall receive the distribution on the ninetieth (90th) day following the date of the Participant’s Separation from Service.

(c) Notwithstanding the foregoing, if a Participant is a “specified employee” as defined in Code section 409A and the Treasury regulations thereunder on the date of his Separation from Service, any amounts that would otherwise be payable on the ninetieth (90th) day following such Separation from Service shall instead be paid on the six (6) month anniversary of the date of the Participant’s Separation from Service.

6.3 Distributions upon Death.

(a) In the event a Participant dies prior to the distribution of his or her entire Account balance, the remaining Account balance shall be distributed to the Participant’s beneficiary in accordance with the Participant’s elections under Sections 6.1 and 6.2 above.

(b) A Participant shall designate his or her beneficiary prior to death in accordance with procedures established by the Plan Administrator. If a Participant has not properly designated a beneficiary, or if no designated beneficiary is living on the date of any distribution, such amount shall be distributed to the Participant’s estate.

(c) For purposes of determining the proper death beneficiary under this Plan, this Plan shall not be interpreted as preempting applicable state law regarding the ownership rights of Accounts upon a Participant’s death. For example, although this Plan states that upon a Participant’s death, Account balances will be paid to his or her beneficiary, the personal representative will be obligated to pay any benefits owed to a spouse or otherwise as a result of any applicable community property laws.

7. Administration.

The Plan Administrator shall be responsible for the operation and administration of the Plan and for carrying out the provisions hereof. The Plan Administrator shall have the full authority and discretion to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions, including interpretations of this Plan, as may arise in connection with this Plan. Any such action taken by the Plan Administrator shall be final and conclusive on any party. To the extent the Plan Administrator has been granted discretionary authority under the Plan, the Plan Administrator’s prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter. The Plan Administrator shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Company with respect to the Plan. The Plan Administrator may, from time to time, employ agents and delegate to such agents, including the EVP or other employees of the Company, such administrative duties as it sees fit, and the EVP is expressly delegated the authority to take all actions necessary to implement the Plan in accordance with the terms approved by the Board and the Corporate Governance and Nominating Committee of the Board.

8. Amendment and Termination.

8.1 Amendment or Termination. The Company reserves the right to amend or terminate the Plan when, in the sole discretion of the Company, such amendment or termination is advisable, pursuant to a resolution or other action taken by the Board or the Corporate Governance and Nominating Committee of the Board, provided that the Board or Corporate Governance and Nominating Committee may delegate the authority to amend the Plan to the EVP from time to time.

8.2 Effect of Amendment or Termination. No amendment or termination of the Plan shall decrease the amounts credited to a Participant’s Account as of such amendment or termination. Upon termination of the Plan, Participants’ Account balances shall be distributed in accordance with Sections 6.1 through 6.3, unless the Company determines in its sole discretion that all such amounts shall be distributed upon termination in accordance with the requirements under Code section 409A.

8.3 Constructive Receipt Termination. If amounts deferred under the Plan must be included in income under Code section 409A prior to the scheduled distribution of such amounts, distribution of such amounts shall be made to Participants.

9. General Provisions

9.1 Rights Unsecured. The right of a Participant or his or her beneficiary to receive a distribution hereunder shall be an unsecured claim against the general assets of the Company, and neither the Participant nor his or her beneficiary shall have any rights in or against any amount credited to any Account or any other specific assets of the Company. The Plan at all times shall be considered entirely unfunded for tax purposes. Any funds set aside by the Company for the purpose of meeting its obligations under the Plan, including any amounts held by a trustee, shall continue for all purposes to be part of the general assets of the Company and shall be available to its general creditors in the event of the Company’s bankruptcy or insolvency. The Company’s obligation under this Plan shall be that of an unfunded and unsecured promise to pay money or Common Stock in the future.

9.2 Construction of Plan. Nothing in this Plan shall be construed to give any Director any right to receive Eligible Compensation or any other type of compensation. No Participant or beneficiary shall have any right to receive a distribution under the Plan except in accordance with the terms of the Plan. Establishment of the Plan shall not be construed to give any Participant the right to be retained as a member of the Board. Nothing contained in the Plan shall constitute a guarantee by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefits hereunder. In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted. Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings used herein are included for ease of reference only, and are not to be construed so as to alter the terms hereof.

9.3 Nonalienation of Benefits. This Plan inures to the benefit of and is binding upon the parties hereto and their successors, heirs and assigns; provided, however, that the amounts credited to a Participant’s Account are not, except as provided in Section 9.4, subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to any benefits payable hereunder, will be null and void and not binding on the Plan or the Company.

9.4 Taxes. The Company or other payor may withhold from a benefit payment under the Plan or a Participant’s Eligible Compensation any federal, state, or local taxes required by law to be withheld with respect to a payment or accrual under the Plan, and shall report such payments and other Plan-related information to the appropriate governmental agencies as required under applicable law.

9.5 Delivery of Shares. The obligation of the Company to issue shares of Common Stock under this Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Plan Administrator.

9.6 Participant’s Cooperation. The Participant shall cooperate with the Company by furnishing any and all information requested by the Plan Administrator in order to facilitate the payment of benefits hereunder. If the Participant refuses to cooperate, the Company shall have no further obligation to the Participant under the Plan.

9.7 Incapacity of Recipient. If any person entitled to a distribution under the Plan is deemed by the Plan Administrator to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until a claim for such payment shall have been made by a duly appointed guardian or other legal representative of such person, the Plan Administrator may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Company and the Plan with respect to the payment.

9.8 Legally Binding. In the event of any consolidation, merger, acquisition or reorganization, the obligations of the Company under this Plan shall continue and be binding on the Company and its successors or assigns. The rights, privileges, benefits and obligations under the Plan are intended to be legal obligations of the Company and binding upon the Company, its successors and assigns.

9.9 Unclaimed Benefits. Each Participant shall keep the Plan Administrator informed of his or her current address and the current address of his or her designated beneficiary. The Plan Administrator shall not be obligated to search for the whereabouts of any person if the location of a person is not made known to the Plan Administrator.

9.10 Applicable Law and Venue. The Plan shall be governed by the laws of the State of Washington. In the event the Company or any Participant (or beneficiary) initiates litigation related to this Plan, the venue for such action will be in Pierce County, Washington.

9.11 Waiver of Breach. The waiver by the Company of any breach of any provision of the Plan by a Participant shall not operate or be construed as a waiver of any subsequent breach by the Participant.

9.12 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under the Plan shall be sufficient if in writing and hand-delivered, or sent by first class mail to the principal office of the Company, directed to the attention of the Plan Administrator. Such notice shall be deemed given as of the date of delivery, or, if delivery is made by mail, as of the date shown on the postmark.

9.13 Attorneys’ Fees and Costs. In the event that a dispute regarding benefits arises between the Company or Plan Administrator and a Participant (or beneficiary) and such dispute is resolved through arbitration or litigation in court, the prevailing party (ies) shall be entitled to their reasonable attorneys’ fees and costs incurred in such action.